UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36363

VISIONSYS AI INC

 (Exact name of registrant as specified in its charter)

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On March 11, 2026, VISIONSYS AI INC (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain U.S. and/or non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers, and the Purchasers agreed to buy from the Company, an aggregate of up to 14,250,000,000 Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of the Company at a price of $0.00212 per share to purchase an aggregate of up to 14,250,000,000 class A Ordinary Shares, for the aggregate purchase price of approximately $30,210,000, which purchase price should be paid by each of the Purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company.

The Company and the Purchasers each made customary representations, warranties, and covenants in the Purchase Agreement. The transaction contemplated in the Purchase Agreement is expected to close in the second quarter of 2026.

A copy of the Form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONSYS AI INC

Date: March 11, 2026	By:	/s/ Tianlong Wang
Tianlong Wang
Chief Executive Officer

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